

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 21, 2021

Greg Gehlmann
SVP/General Counsel
TriCo Bancshares
63 Constitution Drive
Chico, CA 95973

> **Re: TriCo Bancshares**
> **Registration Statement on Form S-4**
> **Filed October 20, 2021**
> **File No. 333-260365**

Dear Mr. Gehlmann:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact David Gessert at 202-551-2326 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance